1001 MCKINNEY

18th FLOOR

HOUSTON, TEXAS 77002

FRANKLIN, CARDWELL & JONES	713.222.6025 TELEPHONE
A PROFESSIONAL CORPORATION	713.222.0938 FACSIMILE

INTERNET:

http://www.fcj.com

e-mail: wilson@fcj.com

February 3, 2006

United States Securities and Exchange Commission

Attn: Mr. Jay Mumford

Division of Corporate Finance

100 F Street, N.E., Mail Stop 6010

Washington, D.C. 20549

Re:	Legacy Communications Corporation Registration Statement on

Form SB-2 (File No. 333-025907)

Dear Mr. Mumford:

Thank you for your telephone call this morning regarding Legacy Communications Corporation (the “Company”), and the above-referenced Registration Statement. I apologize for the lack of clarity in my previous letter dated February 1, 2006 regarding the results of operations during the three months ended December 31, 2005.

As indicated in my previous correspondence, the “Subsequent Developments” section in the Summary and Management’s Discussion and Analysis of Results of Operations and Financial Condition describes the material developments in the Company’s business. Those developments include the grant of a broadcast license to KPTO(AM) 1440(kHz) Pocatello, Idaho and the exercise by the Company of its option to purchase the construction permits granted to Eastern Sierra Broadcasting for new AM radio stations in Bishop, California and Hawthorne, Nevada. None of those events generated revenue or required the payment of funds during the quarter ended December 31, 2005. The Company expects that the fourth quarter revenues will consist primarily of option fees received with respect to the contracts described in the Prospectus and that its balance sheet as of the end of fiscal 2005 will indicate that it incurred additional indebtedness to fund its obligations.

As discussed with you, I have advised my client that it would be inappropriate to include estimated revenues or expenses for the fourth quarter of fiscal 2005 in the Prospectus based only upon the subjective feeling of management without the benefit of actual accounting data. An estimate on this basis would be subject to attack if it is later determined that it was materially optimistic or materially pessimistic. I respectfully request that the Staff withdraw this request because the information necessary to support the inclusion of estimated revenues and expenses is simply not available to the Company at the present time. The financial information in the Prospectus reflects the latest available information prepared on a consistent basis and is less than 135 days old.

Please advise whether you require additional information regarding the fourth quarter of fiscal 2005.

Very truly yours

Franklin, Cardwell & Jones

/s/ Lawrence E. Wilson

Lawrence E. Wilson

For the firm

cc:	Legacy Communications Corporation
Public Company Management Corporation